FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of November 13, 2013

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29, Avenue de la Porte-Neuve
3rd floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes       No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2013

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

TENARIS S.A.

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

SEPTEMBER 30, 2013

29, Avenue de la Porte-Neuve – 3rd Floor.
L - 2227 Luxembourg

Tenaris S.A.  Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2013

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2013	2012	2013	2012
Continuing operations		(Unaudited)		(Unaudited)
Net sales	3	2,415,061	2,657,069	7,922,636	8,075,910
Cost of sales	4	(1,507,706)	(1,658,967)	(4,867,581)	(4,964,776)
Gross profit		907,355	998,102	3,055,055	3,111,134
Selling, general and administrative expenses	5	(439,191)	(458,716)	(1,444,085)	(1,389,514)
Other operating income (expense), net		(4,484)	44,174	(15,509)	49,027
Operating income		463,680	583,560	1,595,461	1,770,647
Interest income	6	9,188	9,413	22,139	24,702
Interest expense	6	(18,845)	(18,247)	(49,374)	(40,860)
Other financial results	6	(7,215)	(15,154)	(9,551)	(18,549)
Income before equity in earnings of associated companies and income tax		446,808	559,572	1,558,675	1,735,940
Equity in earnings of associated companies (1)		9,884	11,012	33,950	31,143
Income before income tax		456,692	570,584	1,592,625	1,767,083
Income tax		(142,404)	(136,491)	(426,055)	(429,490)
Income for the period		314,288	434,093	1,166,570	1,337,593
Attributable to:
Owners of the parent		300,159	433,037	1,142,764	1,327,879
Non-controlling interests		14,129	1,056	23,806	9,714
		314,288	434,093	1,166,570	1,337,593
Earnings per share attributable to the owners of the parent during the period:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537	1,180,537	1,180,537
Continuing operations
Basic and diluted earnings per share (U.S. dollars per share)		0.25	0.37	0.97	1.12
Basic and diluted earnings per ADS (U.S. dollars per ADS) (2)		0.51	0.73	1.94	2.25

(1) In connection with the acquisition of Usinas Siderúrgicas de Minas Gerais (“Usiminas”), the Company has completed the purchase price allocation on December 31, 2012. Accordingly, following the provisions of  IFRS 3, the Company has retrospectively adjusted the reported figures as of September 30, 2012, reducing mainly equity in earnings of associated companies by $13.5 million.

(2) Each ADS equals two shares.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME
	Three-month period ended September 30,		Nine-month period ended September 30,
	2013	2012	2013	2012
	(Unaudited)		(Unaudited)
Income for the period	314,288	434,093	1,166,570	1,337,593
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	32,535	20,746	(8,276)	(20,766)
Changes in the fair value of derivatives held as cash flow hedges and others	(660)	20,715	4,559	279
Share of other comprehensive income of associates:
- Currency translation adjustment	(8,431)	(5,370)	(56,210)	(95,975)
- Changes in the fair value of derivatives held as cash flow hedges and others	317	(318)	1,446	331
Income tax relating to components of other comprehensive income (3)	164	1,049	843	(683)
Other comprehensive income (loss) for the period, net of tax	23,925	36,822	(57,638)	(116,814)
Total comprehensive income for the period	338,213	470,915	1,108,932	1,220,779
Attributable to:
Owners of the parent	323,870	469,701	1,084,969	1,216,989
Non-controlling interests	14,343	1,214	23,963	3,790
	338,213	470,915	1,108,932	1,220,779

(3) Relates to cash flow hedges and others.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2012.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2013

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At September 30, 2013		At December 31, 2012
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	8	4,631,933		4,434,970
Intangible assets, net	9	3,095,411		3,199,916
Investments in associated companies		931,012		977,011
Other investments		2,477		2,603
Deferred tax assets		212,787		215,867
Receivables		120,639	8,994,259	142,060	8,972,427
Current assets
Inventories		2,674,532		2,985,805
Receivables and prepayments		230,239		260,532
Current tax assets		149,798		175,562
Trade receivables		1,926,419		2,070,778
Available for sale assets	13	21,572		21,572
Other investments		1,439,417		644,409
Cash and cash equivalents		603,141	7,045,118	828,458	6,987,116
Total assets			16,039,377		15,959,543
EQUITY
Capital and reserves attributable to owners of the parent			12,048,287		11,328,031
Non-controlling interests			179,666		171,561
Total equity			12,227,953		11,499,592

LIABILITIES
Non-current liabilities
Borrowings		319,501		532,407
Deferred tax liabilities		717,706		728,541
Other liabilities		307,392		302,444
Provisions		72,028	1,416,627	67,185	1,630,577

Current liabilities
Borrowings		937,575		1,211,785
Current tax liabilities		240,168		254,603
Other liabilities		366,067		318,828
Provisions		19,878		26,958
Customer advances		26,837		134,010
Trade payables		804,272	2,394,797	883,190	2,829,374
Total liabilities			3,811,424		4,459,951
Total equity and liabilities			16,039,377		15,959,543

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2012.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2013

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY
(all amounts in thousands of U.S. dollars)

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings (2)	Total	Non-controlling interests	Total
									(Unaudited)
Balance at December 31, 2012	1,180,537	118,054	609,733	(317,425)	(252,907)	10,050,024	11,388,016	172,310	11,560,326
Effect of adopting IAS 19R	-	-	-	-	(59,985)	-	(59,985)	(749)	(60,734)
Balance at January 1, 2013	1,180,537	118,054	609,733	(317,425)	(312,892)	10,050,024	11,328,031	171,561	11,499,592
Income for the period	-	-	-	-	-	1,142,764	1,142,764	23,806	1,166,570
Currency translation adjustment	-	-	-	(8,433)	-	-	(8,433)	157	(8,276)
Hedge reserve, net of tax and others	-	-	-	-	5,402	-	5,402	-	5,402
Share of other comprehensive income of associates	-	-	-	(56,210)	1,446	-	(54,764)	-	(54,764)
Other comprehensive (loss) income for the period	-	-	-	(64,643)	6,848	-	(57,795)	157	(57,638)
Total comprehensive income for the period	-	-	-	(64,643)	6,848	1,142,764	1,084,969	23,963	1,108,932
Acquisition of non-controlling interests	-	-	-	-	(10,552)	-	(10,552)	2,784	(7,768)
Dividends paid in cash	-	-	-	-	-	(354,161)	(354,161)	(18,642)	(372,803)
Balance at September 30, 2013	1,180,537	118,054	609,733	(382,068)	(316,596)	10,838,627	12,048,287	179,666	12,227,953

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves	Retained Earnings	Total	Non-controlling interests	Total
									(Unaudited)
Balance at December 31, 2011	1,180,537	118,054	609,733	(211,366)	9,688	8,799,581	10,506,227	666,716	11,172,943
Effect of adopting IAS 19R	-	-	-	-	(49,522)	-	(49,522)	(685)	(50,207)
Balance at January 1, 2012	1,180,537	118,054	609,733	(211,366)	(39,834)	8,799,581	10,456,705	666,031	11,122,736

Income for the period	-	-	-	-	-	1,327,879	1,327,879	9,714	1,337,593
Currency translation adjustment	-	-	-	(13,673)	-	-	(13,673)	(7,093)	(20,766)
Hedge reserve, net of tax	-	-	-	-	(1,492)	-	(1,492)	1,088	(404)
Share of other comprehensive income of associates	-	-	-	(95,975)	250	-	(95,725)	81	(95,644)
Other comprehensive loss for the period	-	-	-	(109,648)	(1,242)	-	(110,890)	(5,924)	(116,814)
Total comprehensive income for the period	-	-	-	(109,648)	(1,242)	1,327,879	1,216,989	3,790	1,220,779
Acquisition of non-controlling interests	-	-	-	-	(268,517)	-	(268,517)	(490,060)	(758,577)
Dividends paid in cash	-	-	-	-	-	(295,134)	(295,134)	(905)	(296,039)
Balance at September 30, 2012	1,180,537	118,054	609,733	(321,014)	(309,593)	9,832,326	11,110,043	178,856	11,288,899

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of September 30, 2013 and 2012 there were 1,180,536,830 shares issued. All issued shares are fully paid.
(2) The Distributable Reserve and Retained Earnings as of September 30, 2013 calculated in accordance with Luxembourg Law are disclosed in Note 10.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2012.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the nine-month period ended September 30, 2013

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Nine-month period ended September 30,
	Notes	2013	2012
Cash flows from operating activities		(Unaudited)
Income for the period		1,166,570	1,337,593
Adjustments for:
Depreciation and amortization	8 & 9	454,903	420,597
Income tax accruals less payments		64,612	(126,196)
Equity in earnings of associated companies		(33,950)	(31,143)
Interest accruals less payments, net		(29,902)	(24,382)
Changes in provisions		(2,404)	(18,182)
Changes in working capital		311,705	(55,708)
Other, including currency translation adjustment		(3,900)	11,237
Net cash provided by operating activities		1,927,634	1,513,816

Cash flows from investing activities
Capital expenditures	8 & 9	(569,841)	(587,890)
Acquisition of subsidiaries and associated companies	11	-	(510,825)
Proceeds from disposal of property, plant and equipment and intangible assets		19,383	3,798
Dividends received from associated companies		16,127	18,708
Changes in investments in short terms securities		(795,008)	(457,984)
Net cash used in investing activities		(1,329,339)	(1,534,193)

Cash flows from financing activities
Dividends paid		(354,161)	(295,134)
Dividends paid to non-controlling interest in subsidiaries		(18,642)	(905)
Acquisitions of non-controlling interests	11	(7,768)	(758,577)
Proceeds from borrowings		1,757,691	1,705,377
Repayments of borrowings		(2,141,999)	(682,230)
Net cash used in financing activities		(764,879)	(31,469)

Decrease in cash and cash equivalents		(166,584)	(51,846)

Movement in cash and cash equivalents
At the beginning of the period		772,656	815,032
Effect of exchange rate changes		(19,919)	11,809
Decrease in cash and cash equivalents		(166,584)	(51,846)
At September 30,		586,153	774,995

		At September 30,
Cash and cash equivalents		2013	2012
Cash and bank deposits		603,141	787,540
Bank overdrafts		(16,988)	(12,545)
		586,153	774,995

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2012.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Financial results
7	Dividends distribution
8	Property, plant and equipment, net
9	Intangible assets, net
10	Contingencies, commitments and restrictions to the distribution of profits
11	Other acquisitions
12	Related party transactions
13	Nationalization of Venezuelan subsidiaries
14	Subsequent event

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
(In the notes all amounts are shown in U.S. dollars, unless otherwise stated)

1	General information

Tenaris S.A. (the "Company") was established as a public limited liability company (Société Anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Condensed Interim Financial Statements to "Tenaris" refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in Note 30 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2012.

The Company’s shares trade on the Buenos Aires Stock Exchange, the Italian Stock Exchange and the Mexican Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Condensed Interim Financial Statements were approved for issuance by the Company’s board of directors on November 6, 2013.

2	Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2012, except for changes described below. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2012, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and adopted by the European Union (“EU”).

The preparation of Consolidated Condensed Interim Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris’s subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Condensed Interim Income Statement under Other financial results.

The comparative amounts have been reclassified to conform to changes in presentation in the current year.

In September 2013, Argentina enacted a law that amends its Income tax law. The law includes a new 10% withholding tax on dividend distributions made by Argentine companies to foreign beneficiaries. Accordingly, as of September 30, 2013, the Company recorded an income tax provision of $45.4 million, for the deferred tax liability on reserves for future dividends at Tenaris’s Argentine subsidiaries.

Accounting pronouncements applicable as from January 1, 2013 and relevant for Tenaris

IAS 1, “Financial statement presentation”

In June 2011, the IASB issued IAS 1 (amended 2011), “Financial statement presentation”. The amendment requires entities to separate items presented in Other comprehensive income into two groups, based on whether or not they may be recycled to profit or loss in the future. See impact of the application in the Consolidated Condensed Interim Statement of Other Comprehensive Income.

2         Accounting policies and basis of presentation (Cont.)

Accounting pronouncements applicable as from January 1, 2013 and relevant for Tenaris (Cont.)

IAS 19 (amended 2011), “Employee benefits”

In June 2011, the IASB issued IAS 19 (amended 2011), “Employee benefits”, which makes significant changes to the recognition and measurement of defined benefit pension expense and termination benefits, and to the disclosures for all employee benefits. IAS 19 (amended 2011) was applied retrospectively, as indicated  in the transitional provisions of such IFRS. These changes are related to recognizing in other comprehensive income of the period in which they arise the actuarial gains and losses arising from past experience adjustments and changes in actuarial assumptions. Past-service costs are recognized immediately in the income statement.

As from January 1, 2013, the Company adopted IAS 19 (amended 2011). The effect of these changes in the recognition and measurement of pension obligations and other post-employment obligations was $60.7 million ($77.0 million in other long term liabilities net of a deferred income tax of $22.3 million and $6.0 million related to the adoption of IAS 19 in associated companies) and $50.2 million ($63.6 million in other long term liabilities net of a deferred income tax of $18.6 million and $5.2 million related to the adoption of IAS 19 in associated companies) for 2012 and 2011, respectively.

IFRS 10, “Consolidated financial statements”, IFRS 11, “Joint arrangements” and IFRS 12, “Disclosure of interests in other entities”.

The application of these standards did not materially affect the Company’s financial condition or results of operations.

IFRS 13, “Fair value measurement”

In May 2011, the IASB issued IFRS 13, “Fair value measurement”. This standard explains how to measure fair value and aims to enhance fair value disclosures.

IFRS 13 requires for financial instruments that are measured at fair value, a disclosure of fair value measurements by level. See Section III.C. and D. to the Consolidated Financial Statements as of December 31, 2012 for definitions of levels of fair values and figures at that date.

The following table presents the assets and liabilities that are measured at fair value as of September 30, 2013:

September 30, 2013	Level 1	Level 2	Level 3 (*)	Total
Assets
Cash and cash equivalents	603,141	-	-	603,141
Other investments	846,348	593,069	2,477	1,441,894
Derivatives financial instruments	-	9,072	-	9,072
Available for sale assets	-	-	21,572	21,572
Total	1,449,489	602,141	24,049	2,075,679
Liabilities
Derivatives financial instruments	-	9,753	-	9,753
Total	-	9,753	-	9,753

 (*) Main balances included in this level correspond to Available for sale assets related to Tenaris’s interest in the nationalized Venezuelan companies. For further detail regarding Available for sale assets, see Note 13.

Borrowings are classified under other financial liabilities and measured at their carrying amount. Tenaris estimates that the fair value of its main financial liabilities is approximately 101% of its carrying amount including interests accrued as of September 30, 2013. Tenaris estimates that a change of 100 basis points in the reference interest rates would have an estimated impact of approximately 0.2% in the fair value of borrowings as of September 30, 2013. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

3          Segment Information

As explained in Section II.C. of the audited Consolidated Financial Statements for the year ended December 31, 2012, as from September 2012, following the acquisition of the non-controlling interest in Confab, its further delisting  and after including the operations of the formerly Projects segment into Tubes, the Company is organized in one major business segment, Tubes, which is also the reportable operating segment.

Reportable operating segment

(all amounts in thousands of U.S. dollars)	(Unaudited)
Nine-month ended September 30, 2013	Tubes	Other	Total
Management View - Net Sales	7,332,503	550,053	7,882,556
· Sales of energy, surplus raw materials and others	-	40,080	40,080
IFRS - Net Sales	7,332,503	590,133	7,922,636
Management View - Operating income	1,523,543	77,161	1,600,704
· Differences in cost of sales and others	(11,957)	6,130	(5,827)
· Depreciation and amortization	720	(136)	584
IFRS - Operating income	1,512,306	83,155	1,595,461
Financial income (expense), net			(36,786)
Income before equity in earnings of associated companies and income tax			1,558,675
Equity in earnings of associated companies			33,950
Income before income tax			1,592,625

Capital expenditures	543,596	26,245	569,841
Depreciation and amortization	439,741	15,162	454,903

(all amounts in thousands of U.S. dollars)	(Unaudited)
Nine-month ended September 30, 2012	Tubes	Other	Total

Management View - Net Sales	7,444,328	578,647	8,022,975
· Sales of energy, surplus raw materials and others	881	52,054	52,935
IFRS - Net Sales	7,445,209	630,701	8,075,910
Management View - Operating income	1,538,252	91,547	1,629,799
· Differences in cost of sales and others	(11,923)	1,918	(10,005)
· Depreciation and amortization	153,294	(2,441)	150,853
IFRS - Operating income	1,679,623	91,024	1,770,647
Financial income (expense), net			(34,707)
Income before equity in earnings of associated companies and income tax			1,735,940
Equity in earnings of associated companies			31,143
Income before income tax			1,767,083

Capital expenditures	574,221	13,669	587,890
Depreciation and amortization	407,054	13,543	420,597

In the nine-month period ended September 30, 2013, net income under management view amounted to $1,065.7 million, while under IFRS amounted to $1,166.6 million. In addition to the above, the main differences arise from the impact of functional currencies on financial result, income taxes as well as the result of investments in associated companies.

3          Segment Information (Cont.)

Geographical information
	(Unaudited)

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Far East & Oceania	Total
Nine-month ended September 30, 2013
Net sales	3,298,845	1,992,954	736,612	1,514,885	379,340	7,922,636
Capital expenditures	190,659	254,066	105,954	2,915	16,247	569,841
Depreciation and amortization	243,793	82,393	104,674	7,884	16,159	454,903

Nine-month ended September 30, 2012
Net sales	4,043,952	1,936,220	836,547	888,562	370,629	8,075,910
Capital expenditures	264,393	162,393	145,317	5,433	10,354	587,890
Depreciation and amortization	233,885	77,482	86,148	5,578	17,504	420,597

Allocation of net sales to geographical information is based on customer location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the United States; “South America” comprises principally Argentina, Brazil, Colombia, Ecuador and Venezuela; “Europe” comprises principally Germany, Italy, Norway, Romania and the United Kingdom; “Middle East and Africa” comprises principally Angola, Iraq, Nigeria, Saudi Arabia and United Arab Emirates; “Far East and Oceania” comprises principally China, Indonesia and Japan.

4           Cost of sales
	Nine-month period ended September 30,
(all amounts in thousands of U.S. dollars)	2013	2012
	(Unaudited)
Inventories at the beginning of the period	2,985,805	2,806,409

Plus: Charges of the period
Raw materials, energy, consumables and other	2,754,395	3,289,857
Increase in inventory due to business combinations	-	1,486
Services and fees	312,124	331,227
Labor cost	894,180	930,428
Depreciation of property, plant and equipment	274,849	246,248
Amortization of intangible assets	5,539	5,422
Maintenance expenses	160,374	189,266
Allowance for obsolescence	44,391	42,862
Taxes	3,867	4,830
Other	106,589	105,431
	4,556,308	5,147,057
Less: Inventories at the end of the period	(2,674,532)	(2,988,690)
	4,867,581	4,964,776

5           Selling, general and administrative expenses
	Nine-month period ended September 30,
(all amounts in thousands of U.S. dollars)	2013	2012
	(Unaudited)
Services and fees	134,806	160,112
Labor cost	432,396	420,706
Depreciation of property, plant and equipment	13,956	10,465
Amortization of intangible assets	160,559	158,462
Commissions, freight and other selling expenses	445,862	414,864
Provisions for contingencies	24,034	6,435
Allowances for doubtful accounts	17,445	2,725
Taxes	124,071	122,536
Other	90,956	93,209
	1,444,085	1,389,514

6           Financial results

(all amounts in thousands of U.S. dollars)	Nine-month period ended September 30,
	2013	2012
	(Unaudited)
Interest income	22,139	24,702
Interest expense	(49,374)	(40,860)
Interest net	(27,235)	(16,158)

Net foreign exchange transaction results	16,221	(12,111)
Foreign exchange derivatives contracts results	3,636	3,872
Other	(29,408)	(10,310)
Other financial results	(9,551)	(18,549)
Net financial results	(36,786)	(34,707)

7           Dividends distribution

On May 2, 2013 the Company’s Shareholders approved an annual dividend in the amount of $0.43 per share ($0.86 per ADS). The amount approved included the interim dividend previously paid on November 22, 2012 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on May 23, 2013. In the aggregate, the interim dividend paid in November 2012 and the balance paid in May 2013 amounted to approximately $507.6 million.

8            Property, plant and equipment, net

(all amounts in thousands of U.S. dollars)	2013	2012
	(Unaudited)
Nine-month period ended September 30,
Opening net book amount	4,434,970	4,053,653
Currency translation adjustment	(4,252)	(26,598)
Additions	508,393	556,400
Disposals	(18,588)	(7,038)
Increase due to consolidation of joint operations - business combinations	1,554	6,285
Transfers	(1,339)	1,501
Depreciation charge	(288,805)	(256,713)
At September 30,	4,631,933	4,327,490

9            Intangible assets, net

(all amounts in thousands of U.S. dollars)	2013	2012
	(Unaudited)
Nine-month period ended September 30,
Opening net book amount	3,199,916	3,375,930
Currency translation adjustment	(399)	(523)
Additions	61,448	31,490
Increase due to business combinations	-	1,128
Transfers	1,339	(1,501)
Amortization charge	(166,098)	(163,884)
Disposals	(795)	-
At September 30,	3,095,411	3,242,640

10   Contingencies, commitments and restrictions to the distribution of profits

This note should be read in conjunction with Note 26 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2012.

Contingencies

Tax assessment in Italy

■
A Tenaris Italian company received a tax assessment from the Italian tax authorities related to allegedly omitted withholding tax on dividend payments made in 2007. On February 21, 2013, the company filed an appeal to this assessment with the tax court in Milan. The assessment is for an estimated amount of EUR280 million (approximately $378 million), comprising EUR76million (approximately $103 million)  in principal and EUR204 million (approximately $275 million) in interest and penalties, as of September 30, 2013. The hearing on this appeal was held on October 18, 2013, and the tax court’s decision is currently pending. Tenaris believes, based and confirmed by tax expert’s opinions, that it is not probable that the ultimate resolution of the matter will result in a material obligation. Accordingly, no provision is recorded in these Consolidated Condensed Interim Financial Statements.

Commitments

■
A Tenaris company is a party to a contract with Nucor Corporation under which it is committed to purchase on a monthly basis a minimum volume of hot-rolled steel coils at prices that are negotiated annually by reference to  prices to comparable Nucor customers. The contract became effective in May 2013 and will be in force until December 2017; provided, however, that either party may terminate the contract at any time after January 1, 2015 with 12-month prior notice. As of September 30, 2013, the estimated aggregate contract amount through December 31, 2015, calculated at current prices, is approximately $605 million.

■
A Tenaris company entered into a contract with Siderar, a subsidiary of Ternium S.A. (“Ternium”) for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris is required to provide to Siderar 250 tn/hour of steam through to 2018, and Siderar has the obligation to take or pay this volume. The amount of this gas supply agreement totals approximately $70 million.

Restrictions to the distribution of profits and payment of dividends

As of  September 30, 2013, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)	(Unaudited)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the nine-month period ended September 30, 2013	22,041,438
Total equity in accordance with Luxembourg law	23,949,762

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of September 30, 2013, this reserve was fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At September 30, 2013, distributable amount under Luxembourg law totals $22.7 billion, as detailed below:

(all amounts in thousands of U.S. dollars)	(Unaudited)
Retained earnings at December 31, 2012 under Luxembourg law	22,411,870
Other income and expenses for the nine-month period ended September 30, 2013	(16,271)
Dividends approved	(354,161)
Retained earnings at September 30, 2013 under Luxembourg law	22,041,438
Share premium	609,733
Distributable amount at September 30, 2013 under Luxembourg law	22,651,171

11           Other acquisitions

Acquisition of participation in Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”)

On January 16, 2012, Tenaris’s Brazilian subsidiary, Confab acquired 25 million ordinary shares of Usiminas, representing 5.0% of the shares with voting rights and 2.5% of the total share capital. The price paid for each ordinary share was Brazilian reais (“BRL”) 36, representing a total cost to Confab of $504.6 million. Confab financed the acquisition through an unsecured 5-year term loan in the principal amount of $350 million and cash on hand.

This acquisition was part of a larger transaction pursuant to which Ternium, certain of its subsidiaries and Confab joined Usiminas’s existing control group through the acquisition of ordinary shares representing 27.7% of Usiminas’s total voting capital and 13.8% of Usiminas’s total share capital. In addition, Ternium, its subsidiaries and Confab entered into an amended and restated Usiminas shareholders’ agreement with Nippon Steel, Mitsubishi, Metal One and Previdência Usiminas, formerly known as Caixa dos Empregados da Usiminas, an Usiminas employee fund, governing the parties’ rights within the Usiminas control group. As a result of these transactions, the control group, which holds 329.4 million ordinary shares representing the majority of Usiminas’s voting rights, is now formed as follows: Nippon Group 47.2%, Ternium/Tenaris Group 42.4%, and Previdência Usiminas 10.4%. The rights of Ternium and its subsidiaries and Confab within the Ternium/Tenaris Group are governed under a separate shareholders agreement.

On October 29,  2013,  Usiminas approved its interim accounts as of and for the nine-month period ended September 30, 2013, which indicate that revenues, post-tax losses from continuing operations and net assets amounted to $4.566 million, $75 million and $7.444 million, respectively. As of September 30, 2013, the Company’s investment in Usiminas, amounted to $313.5 million.

In 2013, Confab was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Confab and the other entities acquiring Usiminas shares in the January 2012 transaction.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all minority holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’s control group, and Confab would have a 17.9% share in the offer. On September 23, 2013, the first instance court issued its decision finding in favour of Confab and the other defendants and dismissing the CSN lawsuit. Such decision is not final and is subject to appeal. Tenaris believes that CSN's allegations are groundless and without merit, as confirmed by several opinions of Brazilian counsel and previous decisions by Brazil's securities regulator Comissão de Valores Mobiliários, including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement and, more recently, the first instance court decision on this matter referred to above. Accordingly, no provision was recorded in these Consolidated Condensed Interim Financial Statements.

Non controlling interests

During the nine-month period ended September 30, 2013, additional shares of certain Tenaris subsidiaries were acquired from non-controlling shareholders for approximately $7.8 million. In 2012 corresponds mainly to the acquisition of the non-controlling interests in Confab, see Note 27 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2012.

12           Related party transactions

As of September 30, 2013:

■
San Faustin S.A., a Luxembourg public limited liability company (Société Anonyme) (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

■
San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l., a Luxembourg private limited liability company (Société à Responsabilité Limitée) (“Techint”).

■	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) (“RP STAK”) held shares in San Faustin sufficient in number to control San Faustin.

■	No person or group of persons controls RP STAK.

12           Related party transactions (Cont.)

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.12% of the Company’s outstanding shares.

At September 30, 2013, the closing price of the Ternium’s ADSs as quoted on the New York Stock Exchange was $24.02 per ADS, giving Tenaris’s ownership stake a market value of approximately $551.8 million. At September 30, 2013, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s IFRS financial statements was approximately $603.1 million.

Transactions and balances disclosed as with “Associated” companies are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not Associated and which are not consolidated are disclosed as “Other”.

The following transactions were carried out with related parties.

	(all amounts in thousands of U.S. dollars)	Nine-month period ended September 30,
		2013	2012
(i)	Transactions	(Unaudited)
	(a) Sales of goods and services
	Sales of goods to associated parties	27,120	29,712
	Sales of goods to other related parties	89,384	47,001
	Sales of services to associated parties	12,419	10,564
	Sales of services to other related parties	4,076	3,663
		132,999	90,940

	(b) Purchases of goods and services
	Purchases of goods to associated parties	240,681	341,243
	Purchases of goods to other related parties	11,620	15,855
	Purchases of services to associated parties	49,838	81,255
	Purchases of services to other related parties	82,864	69,499
		385,003	507,852

	(all amounts in thousands of U.S. dollars)	At September 30,	At December 31,
		2013	2012
(ii)	Period-end balances	(Unaudited)
	(a) Arising from sales / purchases of goods / services
	Receivables from associated parties	31,768	64,125
	Receivables from other related parties	29,581	20,389
	Payables to associated parties	(34,192)	(86,379)
	Payables to other related parties	(8,125)	(14,123)
		19,032	(15,988)

	(b) Financial debt
	Borrowings from associated parties	-	(3,909)
	Borrowings from other related parties	(2,930)	(2,212)
		(2,930)	(6,121)

13           Nationalization of Venezuelan subsidiaries

As further explained in Note 31 of the audited Consolidated Financial Statements for the year ended December 31, 2012, in May 2009, within the framework of Decree Law 6058, Venezuela’s President announced the nationalization of, among other companies, the Company's majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. (“Tavsa”) and, Matesi Materiales Siderúrgicos S.A (“Matesi”), and Complejo Siderúrgico de Guayana, C.A (“Comsigua”), in which the Company has a non-controlling interest (collectively, the “Venezuelan Companies”).

In August 2009, Venezuela, acting through the transition committee appointed by the Minister of Basic Industries and Mines of Venezuela, unilaterally assumed exclusive operational control over Matesi, and in November, 2009, Venezuela, acting through PDVSA Industrial S.A. (a subsidiary of Petróleos de Venezuela S.A.), formally assumed exclusive operational control over the assets of Tavsa. Venezuela did not pay any compensation for these assets.

13           Nationalization of Venezuelan subsidiaries (Cont.)

In August 2011, Tenaris and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda (Talta), initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C., pursuant to the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. In these proceedings, Tenaris and Talta seek adequate and effective compensation for the expropriation of their investment in Matesi. Following several exchanges of pleadings on the merits and on jurisdiction, Venezuela is expected to file its final pleading on December 4, 2013. The final hearing on jurisdiction and the merits is scheduled for early 2014.

In July 2012, Tenaris and Talta initiated separate arbitration proceedings against Venezuela before the ICSID, seeking adequate and effective compensation for the expropriation of their respective investments in Tavsa and Comsigua. The tribunal in these proceedings was constituted in July 2013. Following the submission of Tenaris and Talta's memorial on jurisdiction and the merits in October 2013, Venezuela will have an opportunity to submit its response. The date of the final hearing has yet to be fixed.

Based on the facts and circumstances described above and following the guidance set forth by IAS 27R, the Company ceased consolidating the results of operations and cash flows of the Venezuelan Companies as from June 30, 2009, and classified its investments in the Venezuelan Companies as financial assets based on the definitions contained in paragraphs 11(c)(i) and 13 of IAS 32.

The Company classified its interests in the Venezuelan Companies as available-for-sale investments since management believes they do not fulfill the requirements for classification within any of the remaining categories provided by IAS 39 and such classification is the most appropriate accounting treatment applicable to non-voluntary dispositions of assets.

Tenaris or its subsidiaries have net receivables with the Venezuelan Companies as of September 30, 2013 for a total amount of approximately $28 million.

The Company records its interest in the Venezuelan Companies at its carrying amount at September 30, 2009, and not at fair value, following the guidance set forth by paragraphs 46(c), AG80 and AG81 of IAS 39.

14           Subsequent event

Interim dividend payment

On November 6, 2013, the Company’s board of directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153 million, payable on November 21, 2013, with and ex-dividend date of November 18, 2013.

Edgardo Carlos
Chief Financial Officer